

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Alex Zuoli Xu
Co-Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
Building No. 2
6 Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

> **Re:** **Qihoo 360 Technology Co. Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2013**
> **Filed April 25, 2014**
> **File No. 001-35109**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

B. Business Overview

Overview, page 31

1.   We note your disclosure in the risk factor on page 6 that you currently have a full suite of mobile products. In addition, we note in your earnings call held March 7, 2014, you state that by the end of 2013, search and mobile monetization accounted for over 30% of your total business. You further state in the earnings call that total smartphone users of 360 Mobile Safe, your flagship mobile security product, reached 467 million users. Based on these disclosures, it appears that mobile has become a significant component of your business. Please tell us your consideration of disclosing these and/or other metrics

specific to mobile in future filings and provide us with draft disclosures. Refer to Section III.B of SEC Release No. 33-8350.

Products and Services

Online Advertising, page 34

2.   We note from your table on page F-73, that online advertising represented 62% of your total revenue for the year ended December 31, 2013. Please expand your disclosures in this section to discuss more of your online advertising market. For example, clarify if advertising customers bid for ad space directly from you or through an ad exchange. Also, clarify who are your typical customers, i.e., advertising agencies or the brands that advertise on your websites. In your response, clarify if you provide any type of rebates to advertising agencies. Your disclosure on page 64 indicates that you have approximately 50,000 online advertising customers in 2013. We also note your risk factor on page 7 that indicates that you are dependent on a limited number of customers for a substantial portion of your online advertising revenues, in that 15.5% of your total revenues in 2013 were from your top five online advertising customers. Tell us and disclose how you define an online advertising customer.

Critical Accounting Policies

Revenue Recognition, page 55

3.   We note your risk factor disclosure on page 18 that you have an online lottery business. Please tell us how this business is recorded in your financial statements, i.e, which line item is revenue recorded and the amount or that it is not yet material, if true. In addition, tell us your consideration of disclosing your recognition of revenue related to this online lottery business in your revenue recognition policy.

Taxation

PRC, page 62

4.   We note your risk factor disclosure on page 17 regarding the potential for transfer pricing and other taxation adjustments imposed by PRC tax authorities that could increase tax liabilities. Please revise to describe the risks and uncertainties and potential impact on your results and financial condition. Please refer to Items 5.D of Form 20-F, codified FRC 501.02, Section III.B of SEC Release No. 33-6835 and Section III.A of SEC Release No. 33-8350 for further guidance.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 64

Revenues, page 64

5.   Please address the following items:

- We note your online advertising revenue increased by 88.3%. Tell us whether the average cost per click for mobile advertising revenues differs significantly from that of desktops and tablets and whether there is a significant price differential among the platforms.   In addition, describe any additional metrics that you use to manage and analyze advertising revenues generated from the desktop, tablets and mobile platforms.
- Please tell us how you were able to increase your online advertising customers from 860 in 2012 to approximately 50,000 in 2013. In your response, explain your sales initiatives or marketing campaign to significantly increase your number of customers. Tell us about the administrative process to obtain signed contracts from each of these customers, including the number of additional employees hired to complete this process.
- Tell us your consideration of including your discussion of the factors that impacted the growth in your Internet Value-added Services on page 53 in your discussion of results of operations on page 64.
- Your revenues from online advertising increased by 88.3% and revenues from Internet value-added services increased by 144.6%. Please consider expanding your MD&A to discuss whether these historical percentages among each of the components of revenue are known trends that are reasonably likely to materially impact future earnings and financial position. In particular, please expand to discuss how these trends may affect your operating margins and your ability to generate operating income if you continue to achieve revenue growth.

Cost of Revenues, page 64

6.   We note that you identify several factors that impacted the increase in cost of revenues. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors. In addition, we note your total cost of revenues increased from 10.0% of total revenue in 2012 to 13.1% of total revenue in 2013. Tell us your consideration of discussing this increase in cost of revenue as a percentage of total revenue.

B. Liquidity and Capital Resources, page 66

7.   We note your disclosure regarding the required contributions to fund an employee
        welfare fund for your PRC employees. Please expand to describe the contributions and
        disclose whether you expect such contributions to increase in the future, such as due to
        expanded workforce and/or increased wages. Please refer to Items 5.B and D of Form 20-
        F, codified FRC 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC
        Release 33-8350 for further guidance.

Operating Activities, page 67

8.   We note that your discussion of cash flows from operating activities identifies the amount
        of cash paid for cost of revenues and operating expenses. This does not appear to
        contribute substantively to an understanding of your cash flows. Rather, it repeats items
        that are readily determinable from the financial statements. When preparing the
        discussion and analysis of operating cash flows, you should address material changes in
        the underlying drivers that affect these cash flows. These disclosures should also include
        a discussion of the underlying reasons for changes in working capital items that affect
        operating cash flows. Please tell us how you considered the guidance in Section IV.B.1
        of SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE arrangements

Risks in relation to the VIE structure, page F-15

9.   We note your risk factor disclosure on page 16 that your ability to operate your Internet
        business may be hindered if any of your VIEs undergo a voluntary or involuntary
        liquidation proceeding. Please expand to describe this risk and uncertainty related to
        your VIE structure. Refer to ASC 810-10-50-2AA.

Note 18. Income Taxes, page F-49

10.   Your disclosure on page 61 indicates that the Cayman Islands currently levy no taxes on
        individuals or corporations based upon profits, income, gains or appreciations. As such,
        please tell us and disclose why your reconciliation table appears to show the effect of tax
        exempt status in the Cayman Islands increasing your income tax expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief